1-16095

02044979

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

SEC MAIL PROCESSING RECEIVED JUN 28 2002 WASH. D.C. 164 SECTION

PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

A. Full title of the Plan:

Aetna Inc. Incentive Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Aetna Inc.
151 Farmington Avenue
Hartford, Connecticut 06156

PROCESSED
JUL 16 2002
THOMSON
FINANCIAL

REQUIRED INFORMATION:

The following documents for the plan are set forth on page 2 and in Exhibit I:

Independent Auditors' Consent
Exhibit I: Index, Financial Statements and Independent Auditors' Report as of December 31, 2001

Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AETNA INC. INCENTIVE SAVINGS PLAN

By: [signature]
James H. Gould III
Vice President, Compensation and Benefits
Aetna Inc.

Dated: June 27, 2002

Independent Auditors' Consent

Aetna Inc.
Incentive Savings Plan Committee:

We consent to the incorporation by reference in the registration statement (No. 333-73052) on Form S-8 of Aetna Inc. Incentive Savings Plan of our report dated June 14, 2002, with respect to the statements of net assets available for benefits of Aetna Inc. Incentive Savings Plan as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001, and the 2001 supplemental schedules, which report appears in the December 31, 2001, annual report on Form 11-K of Aetna Inc. Incentive Savings Plan.

KPMG LLP

Hartford, Connecticut
June 27, 2002

AETNA INC. INCENTIVE SAVINGS PLAN

INDEX TO FINANCIAL STATEMENTS

Note: The following schedules are required by Section 103 of the Employee Retirement Income Security Act of 1974 ("ERISA"), but have not been included as they are not applicable:

- Schedule of Assets (Acquired and Disposed of Within the Year)
- Schedule of Reportable Transactions
- Nonexempt Transactions
- Loans or Fixed Income Obligations in Default or Classified as Uncollectible
- Leases in Default or Classified as Uncollectible.

KPMG

One Financial Plaza
Hartford, CT 06103-4103

Independent Auditors' Report

Plan Administrator and Participants of
Aetna Inc. Incentive Savings Plan:

We have audited the accompanying statements of net assets available for benefits of Aetna Inc. Incentive Savings Plan as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Aetna Inc. Incentive Savings Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

June 14, 2002

Aetna Inc. Incentive Savings Plan
Statements of Net Assets Available for Benefits
(Thousands)

	December 31,	
	2001	2000
Assets:		
Investments (Note 3)	$ 2,489,923	$ 2,720,546
Loans receivable	44,506	46,176
Total investments	2,534,429	2,766,722
Total assets	2,534,429	2,766,722
Liabilities:		
Distributions payable to ING Plan (Note 8)	69,842	-
Distributions payable (Note 5)	-	958
Total liabilities	69,842	958
Net assets available for benefits	$ 2,464,587	$ 2,765,764

See Accompanying Notes to Financial Statements.

Aetna Inc. Incentive Savings Plan
Statement of Changes in Net Assets Available for Benefits
(Thousands)

		Year Ended December 31, 2001
Additions:		
Additions to net assets attributed to:		
Investment income:		
Net depreciation in fair value of investment (Note 3)	$	(247,202)
Interest		85,310
Dividends		7,825
		(154,067)
Contributions:		
Participant		107,715
Employer - cash		41,763
Employer - stock		21,222
Transfer of assets (Note 9)		4,852
		175,552
Total additions		21,485
Deductions:		
Deductions from net assets attributed to:		
Distribution to ING Plan (Note 8)		(152,219)
Benefits paid to participants		(170,443)
Total deductions		(322,662)
Net decrease:		(301,177)
Net assets available for benefits:		
Beginning of year		2,765,764
End of year	$	2,464,587

See Accompanying Notes to Financial Statements.

Aetna Inc. Incentive Savings Plan
Notes to Financial Statements

December 31, 2001 and 2000

1. Description of Plan

The following description of the Aetna Inc. Incentive Savings Plan ("the Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

a. General

Prior to December 13, 2000, the Company (formerly Aetna U.S. Healthcare Inc. and its wholly-owned subsidiaries) was a subsidiary of a Connecticut corporation named Aetna Inc. ("former Aetna"). On December 13, 2000, former Aetna spun off shares of the Company to shareholders (of former Aetna) as part of the same transaction which also resulted in the sale of former Aetna's financial services and international business to ING Groep N.V. ("ING"), accomplished by the merger of former Aetna into a subsidiary of ING. Effective December 13, 2000, the plan was amended and Aetna Inc. succeeded Aetna Services, Inc. as Sponsor and Administrator of the Plan.

Employees of Aetna Inc. (the Company), are immediately eligible for Plan participation upon attainment of age 18. The Plan, a defined contribution plan, is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is a voluntary savings plan that provides retirement income to eligible employees.

b. Administration

The Plan has multiple investment options for eligible employees. Mellon Bank is the Plan Trustee and holds the Plan's units of Aetna Inc. common stock and the mutual funds. Aetna Life Insurance Company ("ALIC"), which is a wholly-owned subsidiary of Aetna Inc., holds the general account portion of the Stable Value Option account and Aetna Life Insurance and Annuity Company ("ALIAC"), which is a subsidiary of ING, holds the separate account investments for the Stable Value Option account.

c. Contributions

Participant Contributions – Participants may defer up to 10% of pre-tax eligible pay[1] to a maximum of $10,500 for the years 2000 and 2001 in accordance with the Internal Revenue Code (IRC). Participants may also contribute 1% to 5% of their after-tax eligible pay unless the participant is a highly compensated employee[2]. Lastly, participants may contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. These deferred amounts are considered to be participant contributions. Participants direct the investment

[1] Base pay plus certain other forms of cash compensation.
[2] Employee whose eligible compensation exceeded $85,000 for the years 2001 and 2000.

of their contributions into seventeen investment options offered by the Plan. Participants may change their investment options without restriction.

Employer Contributions - Aetna matches the deferral contribution 100% up to 5% of a participant's eligible pay. Effective as of the August 6, 2001 pay period, the company's employer-matching contribution is made in company stock, rather than in cash. Employees are not required to keep the employer-matching contribution in the Aetna Common Stock Fund. After the employer contribution is posted to the participant's account, employees may direct the employer contribution into any investment option.

Prior to February 15, 2000 there was a 25% matching contribution restriction requiring highly compensated employees to invest 25% of their employer contribution in Aetna Common Stock. Effective February 15, 2000, as a result of an amendment to the Plan, the 25% matching contribution restriction on Aetna Common Stock for highly compensated employees no longer applies.

These amounts and earnings on deferral and matching contributions are not taxed until withdrawal. The maximum dollar amount of contributions may vary from year to year, based on the IRC limitations. Contributions are funded biweekly.

d. Participant Accounts

Biweekly, each contributing participant's account is credited with the participant's contribution and the Company match. Earnings on investments are allocated based on account balances and are credited daily. Mutual fund earnings are net of expenses: 12B-1 fees on outside mutual fund offerings are used to defray a portion of administration expenses, the remainder of which are paid by the Company.

e. Vesting

Participants are vested immediately in their deferral contributions plus actual earnings thereon. Vesting in participant's Company matching contributions is based upon participant's date of hire. Participants hired on or after January 1, 1999, are vested after three years of service. Participants hired between January 1, 1998 and December 31, 1998 are vested after one year of service. Participants in the Plan before January 1, 1998 were vested immediately. If a participant leaves service due to disability, the entire account balance becomes vested.

f. Participant Loans

Participants may borrow from the Plan the lesser of $50,000 or 50% of the current value of their vested account balances. Loans bear interest at prime plus 1% at the time granted. The rate in effect on the first of each month is used for loans granted during that month. The amounts held for loans receivable approximate fair value.

g. Payment of Benefits

On termination of service, a participant may elect to receive a lump-sum amount equal to the value of the participant's vested interest in his or her account, or various installment payout options, or may defer payment to a later date. Prior to December 29, 2000, various annuity payout options were also available. Effective December 29, 2000, all annuities were eliminated as optional forms of benefit, except with respect to assets transferred from a money purchase pension plan.

h. Participant Forfeitures

If a participant terminates employment unvested, the Company matching contributions are forfeited. At December 31, 2001, forfeited nonvested accounts totaled approximately $1,431,000. These accounts will be used to reduce future employer contributions. Also, in 2001, employer contributions were reduced by $1,289,000 from forfeited nonvested accounts. Forfeited contributions are held in the Stable Value Option Account.

2. Summary of Accounting Policies

a. Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

b. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates.

c. Investment Valuation and Income Recognition

The Plan's investments are stated at fair value except for the Stable Value Option ("SVO") account which is valued at contract value (Note 4). As a result of the spin-off (see note 1) each participant that owned former Aetna stock received one share of Company common stock and a cash distribution of $35 per share which was allocated to each participant's SVO account.

Units in the Aetna Common Stock Fund are presented at fair value plus value of cash. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

d. Plan Expenses

The Company pays the majority of the expenses incident to the administration of the Plan. Participants pay .30% of the Stable Value Option expenses via a reduction to the credited rate.

e. Payment of Benefits

Benefit amounts are not reflected as liabilities but as a component of net assets available for plan benefits.

3. Investments

The following presents investments that represent five percent or more of the Plan's net assets (thousands):

	December 31,	
	2001	2000
Stable Value Option (Note 4)	$1,345,181	$1,290,655
Aetna Growth and Income Fund, 17,620,025 and 20,446,406 shares, respectively	177,962	254,967
American Century Ultra®Fund, 6,155,004 and 6,714,515 shares, respectively	170,124	217,349
Aetna Common Stock Fund (including cash component), 4,605,206 and 4,399,496 shares, respectively	181,307	212,716

During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $247,202 thousand as follows (thousands):

Mutual Funds	$(207,855)
Aetna Common Stock	(39,347)
	$(247,202)

4. Stable Value Option Account

The SVO is presented at contract value. Contract value represents contributions plus interest less funds used to pay benefits.

The Stable Value Option (SVO) account is invested in two group annuity contracts. Group annuity contract DC 10305 is invested in an ALIC General Account Participating Accumulation Fund, which consists of fixed income securities and mortgages. ALIAC group annuity contract GA 14589 is an investment in ALIAC's Separate Accounts 398 and 399. Separate Account 398 invests primarily in mortgage-backed securities issued or guaranteed by the U.S. Government or federal agency, non-agency with a minimum "AA" rating and U.S. Treasury Securities. Separate Account 399 invests primarily in debt obligations of the U.S. Government and agencies, quasi-federal corporations, corporate or foreign debt guaranteed by the U.S. Government, and corporate bonds and notes.

The interest rate earned by the SVO is a blended rate based upon the actual investment return experienced by ALIC and ALIAC during the year. The SVO credited a rate of interest of 6.55% for the period January 1, 2001 through June 30, 2001 and 6.25% for the period July 1, 2001 through December 31, 2001. Participants will receive contract value upon payment of benefits.

5. Distributions Payable

Subsequent to the end of the 2000 Plan year, the Plan determined that the levels of certain participants' contributions were in excess of allowable "nondiscrimination" limitations prescribed by the IRC. The "nondiscrimination" limitations provide limits for the deferral percentages of "highly compensated" participants (as defined in the IRC) based on the deferral percentage of the remaining participants. Excess participants' contributions and gains and losses through December 31, 2000 attributed to these contributions were distributed in 2001 to affected participants. Amounts to be distributed were recorded in the accompanying financial statements as distributions payable at December 31, 2000 and approximate fair value.

6. Plan Termination

Although it has expressed no intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the Company shall make no further contributions. The Plan's trust shall be continued, however, as long as the trustee deems it to be necessary for the effective discharge of any remaining duties of the Plan. Participants will receive their account value (at fair market value) after allocation of interest, dividends, gains, losses and expenses.

7. Tax Status

The Internal Revenue Service has informed the Plan administrator in correspondence dated October 7, 1999, that as of that date the Plan was qualified and the trust established under the Plan was tax-exempt, under the applicable sections of the Internal Revenue Code (the "Code"). The Plan administrator believes that the Plan continues to be qualified under the Code.

8. Transfer of ING Participants From Plan

As a result of the sale of former Aetna's financial services and international businesses, certain employees were released from the Plan and their account balances were transferred to a Plan sponsored by ING. In 2001, ING assets totaling approximately $82,377,000 were transferred to the ING Plan. The remaining assets totaling approximately $69,842,000 will be transferred in January 2002.

9. Merger of Integrated Pharmacy Solutions Inc. 401(k) Plan into Plan

In March 2001, the Integrated Pharmacy Solutions Inc. 401(k) Plan was merged into the Aetna Inc. Incentive Savings Plan, transferring all of its assets, totaling approximately $4,852,000.

10. Changes to Employer Match Contribution

Effective January 1, 2002 the Company will match 50 percent of the first 6 percent of eligible pay. However, if the Company meets specific operating performance targets established annually, all eligible employees will receive an annual contribution to their accounts of up to 3 percent of eligible pay.

Schedule I
Schedule H, line 4i-Schedule of Assets (Held At End of Year)
Aetna Inc. Incentive Savings Plan
December 31, 2001
EIN#23-2229683/Plan #004
(Thousands)

(a) Party-in-interest	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value
*	Stable Value Option (SVO)	ALIC Participating Accumulation Fund Transfer Account which consists of fixed income securities and mortgages,	$ 228,295	$ 228,295
	# Stable Value Option (SVO)	ALIAC individual Separate Account 398 which invests primarily in Government National Mortgage Association and United States Treasury Securities	$ 334,665	$ 334,665
	# Stable Value Option (SVO)	ALIAC individual Separate Account 399 which invests primarily in debt obligations of the U.S. Government, quasi-federal corporations, corporate or foreign debt guaranteed by the U.S. Government, and corporate bonds and notes.	$ 782,221	$ 782,221
	Total SVO	The SVO credited a rate of interest of 6.55% for the six month period ended June 30, 2001 and 6.25% for the six month period ended December 31, 2001.	**$ 1,345,181**	**$ 1,345,181**
	# Aetna Growth and Income Fund	Investment in mutual fund which invests in common stocks, convertible and non-convertible preferred stocks, debt securities, rights and warrants. **17,620,025 units at $10.10 per unit**	$ 239,253	$ 177,962

 # Former party-in-interest for all ING/Aetna funds.

Schedule I
Schedule H, line 4i-Schedule of Assets (Held At End of Year)
Aetna Inc. Incentive Savings Plan
December 31, 2001
EIN#23-2229683/Plan #004
(Thousands)

(a) Party-in-interest	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value
*	Aetna Common Stock Fund	Investment in Common Stock of Aetna Inc. and cash component. **4,605,206 units at $39.37 per unit**	$ 184,998	$ 181,307
	American Century Ultra Fund	Investment in mutual fund which seeks capital growth by investing primarily in common stocks that are considered by management to have better-than-average prospects for appreciation. **6,155,004 units at $27.64 per unit**	$ 201,953	$ 170,124
	# Aetna Growth Fund	Investment in mutual fund which seeks growth of capital through investment in a diversified portfolio primarily of common stocks and securities convertible into common stocks believed to offer growth potential. **8,348,046 units at $12.84 per unit**	$ 152,190	$ 107,189
	Janus Worldwide Fund	Investment in mutual fund which seeks long-term growth of capital in a manner consistent with the preservation of capital, primarily through investments in common stocks of foreign and domestic issuers. **2,495,426 units at $43.84 per unit**	$ 154,882	$ 109,399
	T. Rowe Price Equity Index 500 Fund	Mutual fund invests in all 500 stocks composing the Standard & Poors 500 which includes primarily large-cap companies operating across a broad spectrum of the U.S. economy. **3,376,098 units at $30.84 per unit**	$ 117,725	$ 104,119

 # Former party-in-interest for all ING/Aetna funds.

Schedule I

Schedule H, line 4i-Schedule of Assets (Held At End of Year)
Aetna Inc. Incentive Savings Plan
December 31, 2001
EIN#23-2229683/Plan #004
(Thousands)

(a) Party-in-interest	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value
	Templeton Growth Fund	Investment in mutual fund which seeks long-term capital growth through a flexible policy of investing in stocks and debt obligations of companies and governments of any nation. **3,286,275 units at $18.00 per unit**	$ 60,688	$ 59,153
	# Aetna Index Plus Large Cap Fund	Mutual fund which invests in publicly traded common stocks represented by the Standard & Poor's 500 Composite Stock Price Index (S&P 500). **2,876,208 units at $14.72 per unit**	$ 49,671	$ 42,338
	MFS Total Return Fund	This mutual fund seeks to obtain above-average income and to take advantage of opportunities for growth of capital and income through investment in a diversified portfolio primarily of equity securities and fixed income securities. **3,762,361 units at $14.48 per unit**	$ 55,786	$ 54,479
	MFS Capital Opportunities Fund	Investment in mutual fund which seeks to provide capital appreciation through investments primarily in common stock, but may seek appreciation in other types of securities, such as fixed income securities, convertible bonds, convertible preferred stocks and warrants. **3,509,402 units at $13.48 per unit**	$ 66,866	$ 47,307

 # Former party-in-interest for all ING/Aetna funds.

Schedule I

Schedule H, line 4i-Schedule of Assets (Held At End of Year)
Aetna Inc. Incentive Savings Plan
December 31, 2001
EIN#23-2229683/Plan #004
(Thousands)

(a) Party-in-interest	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value
	# Aetna Small Company Fund	Investment in mutual fund which seeks long-term capital growth primarily through investment in a diversified portfolio of common stocks, and securities convertible into common stocks of companies with smaller market capitalizations. **4,014,378 units at $14.69 per unit**	$ 61,738	$ 58,971
	# Aetna *International* Fund	Investment in mutual fund which seeks long-term capital growth through investment in a diversified portfolio of common stocks principally traded in countries outside the U.S. **1,390,786 units at $7.82 per unit**	$ 10,763	$ 10,876
	Templeton Foreign Fund	Investment in mutual fund which seeks long-term capital growth through a flexible policy of investing *primarily in common and preferred stocks*, and debt securities of any nation. **810,807 units at $9.25 per unit**	$ 8,453	$ 7,500
	# Aetna Legacy Fund	Investment in mutual fund which seeks to provide total return consistent with preservation of capital and invests in equity securities, fixed income securities and money market investments. **657,377 units at $9.73 per unit**	$ 6,844	$ 6,396
	# Aetna Ascent Fund	Investment in mutual fund which seeks to provide capital appreciation through investments in equity *securities, fixed income securities, and money* market investments. **428,174 units at $10.12 per unit**	$ 5,033	$ 4,333

 # Former party-in-interest for all ING/Aetna funds.

Schedule I
Schedule H, line 4i-Schedule of Assets (Held At End of Year)
Aetna Inc. Incentive Savings Plan
December 31, 2001
EIN#23-2229683/Plan #004
(Thousands)

(a) Party-in-interest	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value
	# Aetna Crossroads Fund	Investment in mutual fund which seeks to provide income and capital appreciation through investments in equity securities, fixed income securities, and money market investments. **320,301 units at $10.27 per unit**	$ 3,492	$ 3,289
		Total Investments	$ 2,725,516	$ 2,489,923
*	Loans Receivable	Loans to participants at prime + 1%	$ 44,506	$ 44,506
	Total Assets Held for Investment		$ 2,770,022	$ 2,534,429

 # Former party-in-interest for all ING/Aetna funds.